EXHIBIT 99.1

FirstService Reports Strong Second Quarter Results; EPS Up 29%

Colliers International posts EBITDA growth of 40% & completes consolidation of Colliers Germany

FirstService Residential generates strong revenue growth & completes re-branding

FirstService pays first ever quarterly dividend on its common shares

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2013	2012	2013	2012

Revenues (millions)	$ 601.9	$ 593.2	$ 1,100.0	$ 1,083.2
Adjusted EBITDA (millions) (note 1)	46.4	41.2	57.0	52.0
Adjusted EPS (note 2)	0.58	0.45	0.40	0.35

TORONTO, July 30, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) today reported results for its second quarter ended June 30, 2013. All amounts are in US dollars.

Revenues for the second quarter were $601.9 million, a 1% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $46.4 million, up 13% and Adjusted EPS (note 2) was $0.58, a 29% increase versus the prior year quarter. GAAP EPS was a loss of $0.21 per share in the quarter, versus $0.28 for the same quarter a year ago, and was negatively impacted by $0.29 due to accelerated amortization of intangible assets in the current quarter related to the re-branding of the Company's residential property management operations.

For the six months ended June 30, 2013, revenues were $1.1 billion, a 2% increase relative to the comparable prior year period, Adjusted EBITDA was $57.0 million, up 10%, and Adjusted EPS was $0.40, up 14% versus the prior year period. GAAP EPS for the six month period was a loss of $0.75, compared to a loss of $0.27 in the prior year period.

"There were several highlights to our second quarter," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Colliers International posted very strong growth in EBITDA and completed the consolidation of all of its operations in Germany; our residential property management business completed a significant milestone by re-branding all 18 regional operations across North America as "FirstService Residential"; we simplified our capital structure by eliminating our outstanding preferred shares; and we instituted our first ever dividend on our common shares. Looking forward, we expect FirstService to deliver strong year over year EBITDA and EPS growth for the balance of the year," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the top global players in commercial real estate; FirstService Residential, the largest manager of residential communities in North America; and Property Services, a leading North American provider of essential property services delivered through company-owned operations, franchise systems and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com

Segmented Quarterly Results

Colliers International revenues totalled $311.7 million for the second quarter, up 7% relative to the prior year quarter. Revenue growth was comprised of 4% internal growth measured in local currencies, a 1% unfavourable impact from foreign currency translation and 4% growth from recent acquisitions. Internal growth was primarily driven by year over year increases in investment sales brokerage and appraisal in the Americas region. Adjusted EBITDA was $25.1 million, up 40% from $17.9 million reported in the prior year quarter, with a significant portion of the increase attributable to improved productivity and efficiency.

FirstService Residential revenues were $234.8 million for the second quarter, up 10% relative to the prior year quarter. Revenue growth was comprised of 9% internal growth and 1% from recent acquisitions. Adjusted EBITDA for the quarter was $15.0 million compared to $18.8 million in the prior year period. The decrease reflected pre-announced and planned expenses associated with re-branding, including enhancements to the information technology platform and other related costs, totalling $4.0 million during the quarter.

Property Services revenues totalled $55.4 million, down 37% versus the prior year period. Revenues increased 12% at FirstService Brands, the Company's property service franchise operations, offset by a 66% reduction in revenues at the Field Asset Services property preservation and distressed asset management operations. Adjusted EBITDA for the second quarter was $8.9 million (including $8.4 million from FirstService Brands) up from $8.6 million in the prior year quarter, and reflects the stabilization of Field Asset Services at current revenue levels.

Corporate costs were $2.6 million in the second quarter, relative to $4.1 million in the prior year period. The prior year's costs were negatively impacted by an accrual for a loss under the Company's high retention self-insurance program.

Re-branding to "FirstService Residential"

In June 2013, the Company's residential property management division, which had operated as 18 separate brands in markets across North America, re-branded under the "FirstService Residential" name. The adoption of common branding was designed to signify the Company's market leadership, commitment to service excellence and to leverage the Company's industry-leading strengths to the benefit of clients and shareholders. The legacy trademarks and trade names were subject to accelerated amortization resulting in $11.2 million of additional, non-cash amortization expense during the quarter ended June 30, 2013.

Changes in Capital Structure and New Quarterly Common Share Dividend

On May 3, 2013, the Company completed a plan to simplify the Company's capital structure and initiate a dividend on the Subordinate Voting Shares and Multiple Voting Shares (together the "Common Shares"). The plan involved the elimination of the 7% Cumulative Preference Shares, Series 1 (the "Preferred Shares") by way of a partial redemption immediately followed by a conversion of all remaining Preferred Shares into Subordinate Voting Shares. The Company paid $39.2 million in cash on redemption, and issued 2.9 million new Subordinate Voting Shares from treasury on conversion. The Company paid its first quarterly Common Share dividend of $0.10 per share on July 10, 2013.

Conference Call

FirstService will be holding a conference call on Tuesday, July 30, 2013 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings (loss) to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items and (vi) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2013	2012	2013	2012

Net earnings (loss)	$ 4,491	$ 14,649	$ (3,728)	$ 3,812
Income tax	1,311	6,567	(743)	3,861
Other expense (income)	(545)	(125)	(779)	(288)
Interest expense, net	5,892	4,266	11,064	8,773
Operating earnings	11,149	25,357	5,814	16,158
Depreciation and amortization	29,594	12,253	43,092	24,722
Acquisition-related items	3,741	2,874	5,947	9,427
Stock-based compensation expense	1,943	707	2,128	1,715
Adjusted EBITDA	$ 46,427	$ 41,191	$ 56,981	$ 52,022

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2013	2012	2013	2012

Net earnings (loss) attributable to common shareholders	$ (6,732)	$ 8,360	$ (23,259)	$ (8,047)
Non-controlling interest redemption increment	6,268	(537)	11,848	3,096
Acquisition-related items	3,741	2,874	5,947	9,427
Amortization of intangible assets (1)	20,220	4,490	24,788	9,288
Stock-based compensation expense	1,943	707	2,128	1,715
Income tax on adjustments	(4,655)	(1,858)	(6,694)	(3,951)
Non-controlling interest on adjustments	(2,038)	(340)	(2,139)	(864)
Adjusted net earnings	$ 18,747	$ 13,696	$ 12,619	$ 10,664

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2013	2012	2013	2012

Diluted net earnings (loss) per common share	$ (0.21)	$ 0.28	$ (0.75)	$ (0.27)
Non-controlling interest redemption increment	0.19	(0.02)	0.38	0.10
Acquisition-related items	0.11	0.08	0.19	0.29
Amortization of intangible assets, net of tax (1)	0.44	0.09	0.54	0.19
Stock-based compensation expense, net of tax	0.05	0.02	0.04	0.04
Adjusted earnings per common share	$ 0.58	$ 0.45	$ 0.40	$ 0.35

(1) Amortization of intangible assets for the three and six month periods ended June 30, 2013 includes $11,184 ($0.29 per common share) of accelerated amortization related to legacy regional trademarks and trade names in connection with residential property management re-branding.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2013	2012	2013	2012

Revenues	$ 601,922	$ 593,193	$ 1,099,974	$ 1,083,249

Cost of revenues	391,534	386,832	731,411	717,977
Selling, general and administrative expenses	165,904	165,877	313,710	314,965
Depreciation	9,374	7,763	18,304	15,434
Amortization of intangible assets (1)	20,220	4,490	24,788	9,288
Acquisition-related items (2)	3,741	2,874	5,947	9,427
Operating earnings	11,149	25,357	5,814	16,158
Interest expense, net	5,892	4,266	11,064	8,773
Other expense (income)	(545)	(125)	(779)	(288)
Earnings (loss) before income tax	5,802	21,216	(4,471)	7,673
Income tax	1,311	6,567	(743)	3,861
Net earnings (loss)	4,491	14,649	(3,728)	3,812
Non-controlling interest share of earnings	4,097	4,366	4,537	3,843
Non-controlling interest redemption increment	6,268	(537)	11,848	3,096
Net earnings (loss) attributable to Company	(5,874)	10,820	(20,113)	(3,127)
Preferred share dividends	858	2,460	3,146	4,920
Net earnings (loss) attributable to common shareholders	$ (6,732)	$ 8,360	$ (23,259)	$ (8,047)

Net earnings (loss) per common share
Basic	$ (0.21)	$ 0.28	$ (0.75)	$ (0.27)

Diluted	$ (0.21)	$ 0.28	$ (0.75)	$ (0.27)

Adjusted earnings per common share (3)	$ 0.58	$ 0.45	$ 0.40	$ 0.35

Weighted average common shares (thousands)
Basic	32,119	30,029	31,116	30,006
Diluted	32,437	30,355	31,492	30,366

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Amortization of intangible assets for the three and six month periods ended June 30, 2013 includes $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with residential property management re-branding.
(2) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2013	December 31, 2012

Assets
Cash and cash equivalents	$ 90,840	$ 108,684
Restricted cash	5,079	3,649
Accounts receivable	341,060	328,455
Inventories	15,550	14,918
Prepaid expenses and other current assets	65,907	54,835
Current assets	518,436	510,541
Other non-current assets	23,518	20,300
Fixed assets	102,408	107,011
Deferred income tax	111,884	99,464
Goodwill and intangible assets	652,721	580,594
Total assets	$ 1,408,967	$ 1,317,910

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 370,184	$ 401,805
Other current liabilities	44,674	27,054
Long-term debt - current	36,822	39,038
Current liabilities	451,680	467,897
Long-term debt - non-current	438,818	298,167
Convertible unsecured subordinated debentures	76,992	77,000
Other liabilities	34,416	48,259
Deferred income tax	42,428	34,683
Non-controlling interests	192,941	151,969
Shareholders' equity	171,692	239,935
Total liabilities and equity	$ 1,408,967	$ 1,317,910

Supplemental balance sheet information
Total debt	$ 552,632	$ 414,205
Total debt excluding convertible debentures	475,640	337,205
Total debt, net of cash	461,792	305,521
Total debt excluding convertible debentures, net of cash	384,800	228,521

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2013	2012	2013	2012

Cash provided by (used in)

Operating activities
Net earnings	$ 4,491	$ 14,649	$ (3,728)	$ 3,812
Items not affecting cash:
Depreciation and amortization	29,594	12,253	43,092	24,722
Deferred income tax	(11,293)	(3,289)	(16,298)	(10,486)
Other	183	3,560	1,405	4,552
	22,975	27,173	24,471	22,600

Changes in non cash working capital
Accounts receivable	(4,034)	(35,669)	2,969	(9,239)
Payables and accruals	(5,413)	21,958	(88,948)	(50,627)
Other	4,276	4,449	12,511	872
Net cash provided by (used in) operating activities	17,804	17,911	(48,997)	(36,394)

Investing activities
Acquisition of businesses, net of cash acquired	(7,499)	(554)	(34,688)	(13,205)
Purchases of fixed assets	(6,445)	(7,429)	(12,106)	(14,299)
Other investing activities	421	579	(3,636)	451
Net cash used in investing activities	(13,523)	(7,404)	(50,430)	(27,053)

Financing activities
Increase in long-term debt, net	46,037	6,417	138,435	62,351
Redemption of Preferred Shares	(39,232)	--	(39,232)	--
Purchases of non-controlling interests	(1,540)	(2,592)	(2,529)	(1,631)
Dividends paid to preferred shareholders	(249)	(2,460)	(2,537)	(4,920)
Other financing activities	(499)	(2,470)	(5,839)	(13,542)
Net cash provided by (used in) financing activities	4,517	(1,105)	88,298	42,258

Effect of exchange rate changes on cash	(5,516)	(362)	(6,715)	427

Increase (decrease) in cash and cash equivalents	3,282	9,040	(17,844)	(20,762)

Cash and cash equivalents, beginning of period	87,558	67,997	108,684	97,799

Cash and cash equivalents, end of period	$ 90,840	$ 77,037	$ 90,840	$ 77,037

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended June 30

2013
Revenues	$ 311,668	$ 234,802	$ 55,408	$ 44	$ 601,922
Adjusted EBITDA	25,084	14,983	8,932	(2,572)	46,427

Operating earnings (1)	9,919	(43)	4,805	(3,532)	11,149

2012
Revenues	$ 291,635	$ 214,052	$ 87,455	$ 51	$ 593,193
Adjusted EBITDA	17,879	18,826	8,597	(4,111)	41,191

Operating earnings	10,725	12,768	6,599	(4,735)	25,357

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Six months ended June 30

2013
Revenues	$ 558,757	$ 441,373	$ 99,744	$ 100	$ 1,099,974
Adjusted EBITDA	27,701	25,918	8,576	(5,214)	56,981

Operating earnings (1)	3,344	7,708	2,275	(7,513)	5,814

2012
Revenues	$ 504,905	$ 405,941	$ 172,301	$ 102	$ 1,083,249
Adjusted EBITDA	15,911	30,984	11,471	(6,344)	52,022

Operating earnings	(3,644)	20,836	7,203	(8,237)	16,158

(1) Operating earnings for the Residential Property Management segment for the three and six month periods ended June 30, 2013 are after $11,184 of accelerated amortization related to legacy regional trademarks and trade names in connection with re-branding.
CONTACT: Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500